                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

------------------------------------------------------------------------------

                                   FORM 11-K

(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the plan year ended December 31, 1996

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

For the transition period from               to

Commission File No. 1-11463



    A. Full title of the plan and address of the plan, if different from that of the issuer named below:



                         THE PROMUS HOTEL CORPORATION
                        SAVINGS AND RETIREMENT PLAN A



    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PROMUS HOTEL CORPORATION
                              755 Crossover Lane
                           Memphis, Tennessee 38117

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------


To the Trustees of The Promus Hotel Corporation
 Savings and Retirement Plan A:


We have audited the accompanying statement of net assets available for plan benefits, with fund information, of THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A as of December 31, 1996, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits, with fund information, of The Promus Hotel Corporation Savings and Retirement Plan A as of December 31, 1996, and the changes in its net assets available for plan benefits, with fund information, for the year ended December 31, 1996, in conformity with generally accepted accounting principles.


Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996 (Exhibit I) and reportable transactions for the year ended December 31, 1996 (Exhibit II) are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is also presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Memphis, Tennessee,
 June 10, 1997.

          THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                           AS OF DECEMBER 31, 1996
                                (IN THOUSANDS)

                                                                                FUND INFORMATION
                                                 ----------------------------------------------------------------------------------




                                                                            PARTICIPANT DIRECTED FUNDS
                                                  ---------------------------------------------------------------------------------
                                                    PROMUS      FOREIGN    AGGRESSIVE   GROWTH    S&P 500     EQUITY     LONG-TERM
                                                  STOCK FUND  EQUITY FUND  EQUITY FUND   FUND   INDEX FUND  INCOME FUND  BOND FUND
                                                  ----------  -----------  -----------  ------  ----------  -----------  ---------
ASSETS
Investments at fair value:
  Pooled common stock............................  $23,440     $  --        $  --        $  --    $  --       $ --         $ --
  Mutual funds...................................     --        1,247        5,352        1,203      --        963          763
  Common/collective trust funds..................     --          --           --           --     7,830        --           --
  Interest bearing cash..........................     --          --           --           --       --         --           --
  Loans to participants..........................     --          --           --           --       --         --           --
                                                   -------     ------       ------       ------   ------      ----         ----
    Total investments............................   23,440      1,247        5,352        1,203    7,830       963          763
                                                   -------     ------       ------       ------   ------      ----         ----
Receivables:
  Interest and dividends.........................     --          --           --           --       --         --           --
  Employer's contributions.......................     --          --           --           --       --         --           --
  Participants' contributions....................     --          --           --           --       --         --           --
  Other..........................................     --          --           --           --       --         --           --
                                                   -------     ------       ------       ------   ------      ----         ----
    Total receivables............................     --          --           --           --       --         --           --
                                                   -------     ------       ------       ------   ------      ----         ----
Uninvested cash..................................     --          --           --           --       --         --           --
                                                   -------     ------       ------       ------   ------      ----         ----
    Total assets.................................   23,440      1,247        5,352        1,203    7,830       963          763
                                                   -------     ------       ------       ------   ------      ----         ----
LIABILITIES
Accrued refunds and other........................      464         15          109           22      168        19           12
                                                   -------     ------       ------       ------   ------      ----         ----
    Total liabilities............................      464         15          109           22      168        19           12
                                                   -------     ------       ------       ------   ------      ----         ----
      Net assets available for plan benefits.....  $22,976     $1,232       $5,243       $1,181   $7,662      $944         $751
                                                   -------     ------       ------       ------   ------      ----         ----
                                                   -------     ------       ------       ------   ------      ----         ----

                                                                                    FUND INFORMATION
                                                 ----------------------------------------------------------------------------------

                                                                                                            NON-
                                                                                                     PARTICIPANT
                                                                                                        DIRECTED
                                                                PARTICIPANT DIRECTED FUNDS                 FUNDS
                                                    --------------------------------------------------  -----------  -------
                                                    INTERMEDIATE      MONEY     EXECUTIVE  PARTICIPANT               TOTAL
                                                     BOND FUND     MARKET FUND  LIFE FUND   LOAN FUND      OTHER     FUNDS
                                                    ------------   -----------  ---------  -----------  -----------  -------
ASSETS
Investments at fair value:
  Pooled common stock............................     $  --         $  --         $  --       $  --        $ --      $23,440
  Mutual funds...................................      7,266           --            --          --          --       16,794
  Common/collective trust funds..................        --            --            --          --          --        7,830
  Interest bearing cash..........................        --          4,193           --          --          --        4,193
  Loans to participants..........................        --            --            --        2,198         --        2,198
                                                      ------        ------        -----       ------       ----      -------
    Total investments............................      7,266         4,193           --        2,198         --       54,455
                                                      ------        ------        -----       ------       ----      -------
Receivables:
  Interest and dividends.........................         38            18           --          --           2           58
  Employer's contributions.......................        --            --            --          --         104          104
  Participants' contributions....................        --            --            --          --         132          132
  Other..........................................        --            --           488          --          --          488
                                                      ------        ------        -----       ------       ----      -------
    Total receivables............................         38            18          488          --         238          782
                                                      ------        ------        -----       ------       ----      -------
  Uninvested cash................................        --            --            --          --          92           92
                                                      ------        ------        -----       ------       ----      -------
    Total assets.................................      7,304         4,211          488        2,198        330       55,329
                                                      ------        ------        -----       ------       ----      -------
LIABILITIES
Accrued refunds and other........................         88            46           --          --          --          943
                                                      ------        ------        -----       ------       ----      -------
    Total liabilities............................         88            46           --          --          --          943
                                                      ------        ------        -----       ------       ----      -------
      Net assets available for plan benefits.....     $7,216        $4,165         $488       $2,198       $330      $54,386
                                                      ------        ------        -----       ------       ----      -------
                                                      ------        ------        -----       ------       ----      -------

     The accompanying notes to financial statements are an integral part of this statement.

          THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                 INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                (IN THOUSANDS)

                                                                                 FUND INFORMATION
                                                 ----------------------------------------------------------------------------------





                                                                            PARTICIPANT DIRECTED FUNDS
                                                  ---------------------------------------------------------------------------------
                                                    PROMUS      FOREIGN    AGGRESSIVE   GROWTH    S&P 500     EQUITY     LONG-TERM
                                                  STOCK FUND  EQUITY FUND  EQUITY FUND   FUND   INDEX FUND  INCOME FUND  BOND FUND
                                                  ----------  -----------  -----------  ------  ----------  -----------  ---------
Additions to net assets attributed to:
  Transfers from prior plan......................  $17,821     $  --         $3,665     $  --     $ 7,023       $ --       $ 1,835
                                                   -------     ------        ------     ------    -------       ----       -------
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments.............................    5,609         44           562         35      1,614         23          (153)
    Interest.....................................      --         --            --          --        --          --           --
    Dividends....................................      --          58           184         46        --          75           116
                                                   -------     ------        ------     ------    -------       ----       -------
                                                     5,609        102           746         81      1,614         98           (37)
                                                   -------     ------        ------     ------    -------       ----       -------
  Contributions:
    Employer's...................................      892          3           372          9        426         --            67
    Participants'................................    1,227         12           542         24        634          7            96
                                                   -------     ------        ------     ------    -------       ----       -------
                                                     2,119         15           914         33      1,060          7           163
                                                   -------     ------        ------     ------    -------       ----       -------
  Uninvested cash................................      --         --            --         --         --          --           --
                                                   -------     ------        ------     ------    -------       ----       -------
      Total additions............................   25,549        117         5,325        114      9,697        105         1,961
                                                   -------     ------        ------     ------    -------       ----       -------
Deductions from net assets attributed to:
  Benefits paid..................................    1,084          2           346          2        548          2            28
  Administrative expenses........................       24          1             7        --           9         --             1
                                                   -------     ------        ------     ------    -------       ----       -------
    Total deductions.............................    1,108          3           353          2        557          2            29
                                                   -------     ------        ------     ------    -------       ----       -------
Net increase prior to transfers..................   24,441        114         4,972        112      9,140        103         1,932
  Net transfers..................................   (1,465)     1,118           271      1,069     (1,478)       841        (1,181)
                                                   -------     ------        ------     ------    -------       ----       -------
Net increase.....................................   22,976      1,232         5,243      1,181      7,662        944           751
Net assets available for plan benefits:
  Beginning of year..............................      --         --            --         --         --          --           --
                                                   -------     ------        ------     ------    -------       ----       -------
  End of year....................................  $22,976     $1,232        $5,243     $1,181    $ 7,662       $944       $   751
                                                   -------     ------        ------     ------    -------       ----       -------
                                                   -------     ------        ------     ------    -------       ----       -------


                                                                                  FUND INFORMATION
                                                 ----------------------------------------------------------------------------------




                                                                                                              NON-
                                                                                                       PARTICIPANT
                                                                                                          DIRECTED
                                                               PARTICIPANT DIRECTED FUNDS                    FUNDS
                                                   --------------------------------------------------  -----------  -------
                                                   INTERMEDIATE      MONEY     EXECUTIVE  PARTICIPANT               TOTAL
                                                    BOND FUND     MARKET FUND  LIFE FUND   LOAN FUND      OTHER     FUNDS
                                                   ------------   -----------  ---------  -----------  -----------  -------
Additions to net assets attributed to:
  Transfers from prior plan......................    $7,384         $2,981       $509       $1,694        $ --      $42,912
                                                     ------         ------       ----       ------        ----      -------
  Investment income:
    Net appreciation (depreciation) in fair value
      of investments.............................      (172)           (18)        --           (3)         --        7,541
    Interest.....................................       --             186         --          136           2          324
    Dividends....................................       438            --          --          --           --          917
                                                     ------         ------       ----       ------        ----      -------
                                                        266            168         --          133           2        8,782
                                                     ------         ------       ----       ------        ----      -------
  Contributions:
    Employer's...................................       323            143         --          --          104        2,339
    Participants'................................       429            175         --          --          132        3,278
                                                     ------         ------       ----       ------        ----      -------
                                                        752            318         --          --          236        5,617
                                                     ------         ------       ----       ------        ----      -------
  Uninvested cash................................       --             --          --          --           92           92
                                                     ------         ------       ----       ------        ----      -------
    Total additions..............................     8,402          3,467        509        1,827         330       57,403
                                                     ------         ------       ----       ------        ----      -------
Deductions from net assets attributed to:
  Benefits paid..................................       659            193         21           95          --        2,980
  Administrative expenses........................         8              3         --          --           --           53
                                                     ------         ------       ----       ------        ----      -------
    Total deductions.............................       667            196         21           95          --        3,033
                                                     ------         ------       ----       ------        ----      -------
Net increase prior to  transfers.................     7,735          3,271        488        1,732         330       54,370
  Net transfers..................................      (519)           894         --          466          --           16
                                                     ------         ------       ----       ------        ----      -------
Net increase.....................................     7,216          4,165        488        2,198         330       54,386
Net assets available for plan benefits:
  Beginning of year..............................       --             --          --          --           --          --
                                                     ------         ------       ----       ------        ----      -------
  End of year....................................    $7,216         $4,165       $488       $2,198        $330      $54,386
                                                     ------         ------       ----       ------        ----      -------
                                                     ------         ------       ----       ------        ----      -------

  The accompanying notes to financial statements are an integral part of this statement.

          THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
                        NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

NOTE 1--SUMMARY DESCRIPTION OF THE PLAN

The following description of The Promus Hotel Corporation Savings and
Retirement Plan A (the Plan) is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.


PLAN INCEPTION

Prior to January 1, 1996, Promus Hotel Corporation (Promus or the Company) was the plan sponsor of The Promus Hotel Corporation Savings and Retirement Plan (the Predecessor Plan). Effective December 31, 1995, the Plan was created by splitting the Predecessor Plan into three plans: The Promus Hotel Corporation Savings and Retirement Plan A, The Promus Hotel Corporation Savings and Retirement Plan B (Plan B), and The Promus Hotel Corporation Employee Stock Ownership Plan (collectively referred to as the S&RPs). The participant accounts of the Predecessor Plan were transferred in early 1996 at fair value to these new plans.


THE PLAN

The Plan is a defined contribution plan which was established to allow eligible employees of the Company or its designated affiliates to accumulate capital for their retirement. Participants can contribute either pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) or after-tax payroll dollars to the Plan, as provided for under Sections 401(k) and 401(m) of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN INVESTMENT FUNDS

By election of each participant, account balances (contributions, Promus matching funds and accumulated earnings) can be invested in one or in a combination of up to nine separate funds of the Plan in one percent increments as follows:

  I. Promus Stock Fund--invests in units of a pooled fund shared between the S&RPs, which in turn owns the Company's common stock and certain money market instruments. The Plan owns 1,778,343.092 units of the total 1,943,809.923 units owned by the S&RPs. The fund's return is based on the change in market value of the Company's common stock, including any dividends declared thereon;

  II. Foreign Equity Fund--invests in the Templeton Foreign Fund comprised primarily of stocks of companies outside the United States;

  III. Aggressive Equity Fund--invests in the AIM Constellation Fund comprised of stocks of small to medium sized companies with strong earnings growth expectations;

  IV. Growth Fund--invests in the IDS New Dimensions Fund comprised primarily of stocks of large and medium sized companies considered to be growth oriented;

  V. S & P 500 Index Fund--invests in the American Express Trust Equity Index Fund II, which is comprised primarily of the same securities upon which the S & P 500 Stock Index is based;

  VI. Equity Income Fund--invests in the IDS Diversified Equity Income Fund comprised of medium to large "blue-chip" companies, utility stocks, value stocks and foreign issues;

  VII. Long-Term Bond Fund--invests in the IDS Selective Fund comprised of the four highest investment grades of marketable debt securities in order to provide current income and preservation of capital;

  VIII. Intermediate Bond Fund--invests in the Pacific Investment
Management Company (PIMCO) Total Return Fund comprised of fixed income securities with varying maturities, designed to realize maximum return while preserving capital;

  IX. Money Market Fund--invests in the American Express Trust U.S. Government Securities Fund II, a collective fund that invests in short-term debt securities of the United States Government.

The Plan also includes two other special purpose funds as follows:

  X. Executive Life Fund--segregates the assets and participants' equity accounts related to the investment in Executive Life Insurance Company's guaranteed investment contract. See Note 5-- Executive Life Investment for further details;

  XI. Participant Loan Fund--separately tracks loans to participants as provided for under the Plan.

PLAN ADMINISTRATION

General administration of the Plan is the responsibility of the Company, through its operating subsidiary Promus Hotels, Inc., which acts as the Plan Administrator. The Trustees, who are appointed by the Company's Board of Directors, perform the duties and exercise the authority set forth in the Plan and the Promus Hotel Corporation Master Retirement Plan Trust Agreement. The Company has delegated certain aspects of its authority for purposes of day-to-day administration. Effective January 2, 1996, American Express Trust Company (American Express) began administering the Plan. American Express provides recordkeeping, accounting, daily trading and investment management services. Additionally, American Express and IDS, an American Express affiliate, manage five of the nine investment funds discussed above.

EMPLOYEE ELIGIBILITY, VESTING AND TERMINATION

The Plan is available to all employees of Promus or its direct and indirect subsidiaries with the exception of suitekeepers and room attendants (who are covered under Plan B). Eligible employees may join the Plan on or after the first entry date (January 1 or July 1) following completion of 12 months during which they are credited with at least 1,000 hours of service.
Employees must also be at least 21 years of age to join the Plan. In accordance with the November 13, 1996 Plan amendment, participants vest in Promus' matching contributions after two calendar years of credited service as follows:

      YEARS OF                                          VESTED
  CREDITED SERVICE                                    PERCENTAGE
  -----------------                                   ----------
  Less than two years...........................            0%
  Two years or more.............................          100%

However, employees who were partially vested in the Predecessor Plan as of this amendment date will remain partially vested until they obtain two years of credited service. An employee's active participation in the Plan ceases upon separation of service at which time the vested account balance can then either be withdrawn or remain in the Plan according to the Plan Document.

PLAN EXPENSES

Administrative expenses charged by American Express are paid by the Plan. Currently, at the Company's discretion, other administrative expenses are paid by the Company.

PARTICIPANTS' CONTRIBUTIONS AND WITHDRAWALS

Participants may elect to make basic contributions ranging from two to six percent of eligible earnings, as defined. If a non-highly compensated participant makes basic pre-tax contributions of six percent of earnings to the Plan, the participant may elect to make supplemental contributions of up to an additional ten percent, of which eight percent qualifies as pre-tax contributions. Highly compensated employees may contribute an additional ten percent in after-tax contributions. Promus will match the first six percent of all participants' contributions.

Participants' contributions, vested matching Promus contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and Internal Revenue Service (IRS) rules. In-service withdrawals of pre-tax contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of basic after-tax and matching contributions will not prohibit participants from making further contributions; however, if these contributions or any other funds are withdrawn, Promus will not match subsequent contributions for six months. Supplemental after-tax contributions and any earnings thereon may be withdrawn without this penalty.

BENEFIT PAYMENTS

On termination of service, a participant may elect to receive his or her vested account balance as either a lump-sum amount or as equal installments over a term not to exceed fifteen years.

ALLOCATION OF FORFEITURES AND PLAN NET INCOME

The Predecessor Plan provided for amounts attributed to non-vested Promus matching contributions of terminated employees to be held in suspense for a period of five years , and then to be forfeited, and to be reallocated to remaining participants annually. The Plan was amended during 1996 to allow for quarterly reallocation of such forfeitures.

The Predecessor Plan provided for the allocation of Plan net income (i.e., unrealized appreciation/ depreciation of investments, dividend and interest income and realized gains or losses on the sale of investments, net of administrative expenses) on a monthly basis. Effective January 2, 1996, participants' accounts are valued daily based on the market value of the participants' respective investment funds at the close of each trading day.

LOANS

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of a participant, shall be repaid within five years. The minimum amount that may be borrowed is $500. Participants may have up to two loans outstanding at any one time. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which is subject to reduction if another loan is outstanding) or one-half of the vested balance of the participant's account, whichever is less. Loans bear fixed interest at the prime lending rate as published in the Wall Street Journal on the date each loan is administered. At December 31, 1996, rates on outstanding loans ranged from 7.5% to 9.5%. Principal and interest paid by a participant are credited to the participant's account.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2--VALUATION OF INVESTMENTS

Investments in securities and mutual funds are stated at fair value on the last business day of the Plan year.

NOTE 3--INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1996 is as follows (in thousands):

Promus Hotel Corporation Pooled Stock Fund.........................    $23,440
American Express Trust Equity Index Fund II........................      7,830
PIMCO Total Return Fund............................................      7,266
AIM Constellation Fund.............................................      5,352
American Express U.S. Government Securities Fund II................      4,193

NOTE 4--EXCESS CONTRIBUTIONS

Related to the Predecessor Plan, in March 1996 and December 1996, certain highly compensated Plan participants received refunds of a portion of their 1995 contributions and attributable earnings totaling approximately $142,000 and $119,000, respectively. In March 1997, certain highly compensated Plan participants received refunds of a portion of their 1996 contributions and attributable earnings totaling approximately $940,000, which has been appropriately accrued in the accompanying financial statements. Such refunds have been reflected as a reduction in net appreciation (depreciation) in fair value of investments, employer's contributions and participants' contributions in the statement of changes in net assets available for plan benefits, with fund information.

All such refunds were paid in accordance with IRC Sections 401(k) and 401(m), as well as IRC Section 415, which require that certain nondiscriminatory tests related to the overall composition of participants' contributions be met, and that annual contributions not exceed 25% of the participants compensation, as defined.

NOTE 5--EXECUTIVE LIFE INVESTMENT

The Company was formed as a result of a June 30, 1995 spin-off (the
Spin-Off) by The Promus Companies Incorporated (Parent, which was renamed Harrah's Entertainment, Inc.). On May 1, 1991, the Parent's savings and retirement plan (Parent Plan) was amended to provide that approximately $12.9 million attributable to a guaranteed investment contract issued by Executive Life Insurance Company (Executive Life) and held in the Parent Plan's Income Investment Fund would be frozen until such time as the contract is finally paid out. The $12.9 million represented the book value of this contract as of March 31, 1991. The action was taken by Parent due to the conservatorship imposed on Executive Life by the State of California Insurance Commissioner. Parent agreed to pay to the Parent Plan any deficiency between the $12.9 million and amounts finally paid under the contract. On September 3, 1993, the California Department of Insurance closed on a rehabilitation transaction with Aurora National Life Insurance Company (Aurora), whereby substantially all Executive Life assets and restructured liabilities were transferred to Aurora. On February 4, 1994, the Parent Plan elected to participate in the ongoing rehabilitation plan offered by Aurora. This plan provides for recovery of at least 77.7% of the $12.9 million book value of the Executive Life contract.

Effective with the formation of the Plan, the Plan Administrator recorded a receivable representing the remaining book value of participants' investments in the Executive Life Fund. This receivable was approximately $488,000 at December 31, 1996. The Company is liable to Plan participants for any deficiency between the recorded receivable and amounts ultimately received from Aurora. This receivable is supported by a guaranteed investment contract that is maintained by the Parent Plan, which is due to mature in September 1998.

NOTE 6--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7--TAX STATUS

The Plan is intended to satisfy the tax qualification requirements under
Section 401(a) of the IRC; therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated April 17, 1997, was received from the IRS.

                                                                    EXHIBIT I

          THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
           LINE 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                                              ADJUSTED    CURRENT
IDENTITY OF ISSUER OR BORROWER                           DESCRIPTION OF INVESTMENT              COST       VALUE
---------------------------------------------  ---------------------------------------------  ---------  ---------
*Promus Hotel Corporation...................   Pooled Stock Fund                                $18,968    $23,440
*American Express Trust Company.............   Equity Index Fund II                               6,578      7,830
*American Express Trust Company.............   U.S. Govt. Securities Fund II                      4,193      4,193
AIM Equity Funds, Inc........................  Constellation Fund                                 4,950      5,352
*IDS New Dimensions Fund, Inc...............   New Dimensions Fund                                1,164      1,203
*IDS Selective Fund, Inc....................   Selective Fund                                       787        763
*IDS Investment Series, Inc.................   Diversified Equity Income Fund                       952        963
Pacific Investment Management Company........  Total Return Fund                                  7,319      7,266
Franklin Templeton...........................  Foreign Fund                                       1,204      1,247
*Promus Participants........................   Loans to participants, 7.5% to 9.5%                2,198      2,198
                                                                                                -------    -------
    Total investments........................                                                   $48,313    $54,455
                                                                                                -------    -------
                                                                                                -------    -------

------------------------

*   Represents a Party-In-Interest.

                                                                    EXHIBIT II

          THE PROMUS HOTEL CORPORATION SAVINGS AND RETIREMENT PLAN A
                 LINE 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                 (IN THOUSANDS, EXCEPT NUMBER OF TRANSACTIONS)

                                                               PURCHASES                SALES
                                                      ----------------------------  --------------
  IDENTITY OF ISSUER OR         DESCRIPTION OF           NUMBER OF      PURCHASE       NUMBER OF
        BORROWER                  INVESTMENT           TRANSACTIONS       PRICE      TRANSACTIONS
-------------------------  -------------------------  ---------------  -----------  --------------
*Promus Hotel
  Corporation............ Pooled Stock Fund                     88         $7,500            105
*American Express Trust
  Company................ Equity Index Fund II                  92          9,804             82
*American Express Trust
  Company................ U.S. Govt. Securities Fund II        176          5,562             73
AIM Equity Funds, Inc.... Constellation Fund                   116          7,033             67
*IDS New Dimensions
  Fund, Inc.............. New Dimensions Fund                   70          1,380             12
*IDS Selective Fund,
  Inc.................... Selective Fund                       136          5,875             75
*IDS Investment Series,
  Inc.................... Diversified Equity Income Fund        59          1,187              9
Pacific Investment
  Management Company..... Total Return Fund                    163          9,775            103
Franklin Templeton....... Foreign Fund                          48          1,615             12
*Promus Participants..... Loans to participants                 84          1,315            123


                                                SALES
                                 ---------------------------------
  IDENTITY OF ISSUER OR           SELLING    COST OF    NET GAIN/
        BORROWER                   PRICE     ASSETS      (LOSS)
-------------------------        ---------  ---------  -----------
*Promus Hotel
  Corporation............           $4,954     $3,983       $ 971
*American Express Trust
  Company................            3,478      3,134         344
*American Express Trust
  Company................            1,251      1,251        --
AIM Equity Funds, Inc....            2,251      2,081         170
*IDS New Dimensions
  Fund, Inc..............              216        215           1
*IDS Selective Fund,
  Inc....................            4,923      5,079        (156)
*IDS Investment Series,
  Inc....................              251        235          16
Pacific Investment
  Management Company.....            2,070      2,149         (79)
Franklin Templeton.......              414        411           3
*Promus Participants....               808        808        --

------------------------

*   Represents a Party-In-Interest.

                               Signature
                               ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            THE PROMUS HOTEL CORPORATION
                                            SAVINGS AND RETIREMENT PLAN A



DATED: JUNE 26, 1997                        By /s/ JEFFERY M. JARVIS
                                           ------------------------------
                                           (Jeffery M. Jarvis, Authorized
                                            Trustee of the Plan, Vice
                                            President and Controller of
                                            Promus Hotel Corporation)

                                 EXHIBIT INDEX
                                 -------------


EXHIBIT NO.          DESCRIPTION                           SUBMISSION MEDIA
-----------          -----------                           ----------------

EX-23             Consent of Arthur Andersen               Electronic
                  LLP, Independent Public
                  Accountants, dated June 24, 1997.